EXHIBIT 5.2

July 20, 2004

The Bank of New York Company, Inc.,

One Wall Street,

New York, New York 10286.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of up to $2,000,000,000 aggregate amount of Junior Subordinated Debt Securities (the “Junior Subordinated Debt Securities”) of The Bank of New York Company, Inc., a New York corporation (the “Company”), Trust Preferred Securities (the “Trust Preferred Securities”) of BNY Capital VI, BNY Capital VII and BNY Capital VIII, each of which is a Delaware statutory business trust (each, a “BNY Trust”), the Guarantees with respect to the Trust Preferred Securities (the “Guarantees”) to be executed and delivered by the Company for the benefit of the holders from time to time of the Trust Preferred Securities, Equity Purchase Contracts (“Equity Purchase Contracts”) of the Company to purchase an indeterminate number of (i) shares of Common Stock, par value $7.50 per share, of the Company (“Common Stock”), (ii) shares of Preferred Stock, no par value, of the Company (“Preferred Stock”), (iii) shares of Class A Preferred Stock, par value $2.00 per share, of the Company (“Class A Preferred Stock”), or (iv) Depositary Shares of the Company (“Depositary Shares,” and, together with the Common Stock, Preferred Stock and Class A Preferred Stock, the “Equity Securities”) and Equity Purchase Units (“Equity Purchase Units”) of the Company, each of which may consist of an Equity Purchase Contract and Debt Securities, Trust Preferred Securities or debt obligations of third parties, including U.S. Treasury securities, we, as your special

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counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, when:

(1) the Registration Statement (Reg. Nos. 333-116460, 333-116460-01, 333-116460-02, and 333-116460-03) relating to the Debt Securities, the Trust Preferred Securities, the Guarantees, the Equity Purchase Contracts, the Equity Purchase Units and the Equity Securities (the “Registration Statement”) has become effective under the Act;

(2) the Guarantee Agreement relating to the Guarantee with respect to the Trust Preferred Securities of a BNY Trust has been duly executed and delivered;

(3) the Amended and Restated Trust Agreement of such BNY Trust has been duly executed and delivered;

(4) the terms of the Debt Securities and of their issuance and sale have been duly established in conformity with (i) in the case of the Senior Debt Securities, the Senior Indenture, (ii) in the case of the Senior Subordinated Debt Securities, the Senior Subordinated Indenture, and (iii) in the case of the Junior Subordinated Debt Securities, the Junior Subordinated Indenture, in each case, so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company;

(5) the terms of the Trust Preferred Securities and of their issuance and sale have been duly established in conformity with the Trust Agreement of

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such BNY Trust so as not to violate any applicable law or result in a default under, or breach of, any agreement or instrument binding upon such BNY Trust and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over such BNY Trust;

(6) the Debt Securities have been duly executed and authenticated in accordance with (i) in the case of the Senior Debt Securities, the Senior Indenture, (ii) in the case of the Senior Subordinated Debt Securities, the Senior Subordinated Indenture, and (iii) in the case of the Junior Subordinated Debt Securities, the Junior Subordinated Indenture, and, in each case, issued and sold as contemplated in the Registration Statement;

(7) the Trust Preferred Securities have been duly executed and authenticated in accordance with the Trust Agreement of such BNY Trust and issued and sold as contemplated in the Registration Statement;

(8) (i) the Equity Purchase Contract Agreement relating to the Equity Purchase Contracts has been duly authorized, executed and delivered, and (ii) the Equity Purchase Contracts have been duly authorized and executed in accordance with such Equity Purchase Contract Agreement and issued and sold as contemplated in the Registration Statement; and

(9) (i) the Equity Purchase Units, the Equity Purchase Contract Agreement relating to the Equity Purchase Contracts comprising a part of the Equity Purchase Units and such Equity Purchase Contracts have been duly authorized, executed and delivered, (ii) the Equity Purchase Contracts have been duly executed and delivered in accordance with the Equity Purchase Contract Agreement relating to such Equity Purchase Units, and (iii) such Equity Purchase Units and Equity Purchase Contracts have been issued and sold as contemplated in the Registration Statement,

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the Junior Subordinated Debt Securities, the Guarantee relating to the Trust Preferred Securities of such BNY Trust, the Equity Purchase Contracts and the Equity Purchase Units will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In connection with the foregoing opinion, we note that, as of the date of this opinion, a judgment for money in an action based on Junior Subordinated Debt Securities denominated in a foreign currency or currency unit in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of the foreign currency or currency unit into United States dollars will depend upon various factors, including which court renders the judgment. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a Junior Subordinated Debt Security denominated in a foreign currency or currency unit would be required to render such a judgment in the foreign currency or currency unit in which the Junior Subordinated Debt Security is denominated, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

Also, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

Capitalized terms used and not otherwise defined in this opinion letter have the meanings assigned to them in the Registration Statement.

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We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of Securities” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/S/    SULLIVAN & CROMWELL LLP